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www.linkedin.com/in/fernando-gómez-de-la-maza-259b15162 (LinkedIn)

Fernando Gómez de la Maza

Desarrollo de Negocio
Cuauhtémoc, Ciudad de México, México

Extracto

Entrepreneur and Social Activist. CEO at ViiT Health; biotech company for disease prevention and health improvement. Co-founder of Deq; venture builder for impact entrepreneurship. Co-founder and former Director of Bauns; digital ecosystem for the future of work. Active collaborator at the National Center for Support in Epidemic Emergencies and Natural Disasters in Mexico (CENACED - CBi partner for Mexico) and Fideicomiso Fuerza Mexico (Private trust fund for reconstruction created by the Mexican Council for Business Coordination) in logistics for humanitarian aid and natural disaster recovery practices. Served as volunteering coordinator and head of communications for CENACED during the September 2017 earthquakes in Mexico. Awardee from the National Entrepreneurship Institute of Mexico, Santander Global Entrepreneurship Program, finalist in the 2022 Startup World Cup in Silicon Valley, 2023 cohort of the Softeq Venture Studio acceleration program in Houston. Collaborator in data mapping for aid distribution with CBI network members in Mexico. Speaker at the 2018 UN General Assembly and Mexican representative at the Paris Peace Forum 2019.

Experiencia

ViiT Health

Director general
mayo de 2021 - Present (4 años)
Nuevo México, Estados Unidos

Bauns

5 años 10 meses

Presidente del Consejo
mayo de 2021 - Present (4 años)
Ciudad de México, México

Director General

julio de 2019 - mayo de 2021 (1 año 11 meses)

Ciudad de México, México

Bildout
Cofundador
junio de 2020 - Present (4 años 11 meses)

Ciudad de Mexico

Desarrollo de negocio para Bildout Group, empresa dedicada a la expansión comercial en México y Latinoamérica para empresas de tecnología internacionales.

Deq Innovation
Director General
marzo de 2016 - junio de 2019 (3 años 4 meses)

Ciudad de México, México

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